Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended June 30				Six Months Ended June 30
	2002		2001		2002	2001
Earnings:

Income before income taxes	$(141)		$(92)		$(402)	$(365)
Less: Income from less than 50% owned investees	12		13		25	17
Add:
Rent expense representative of interest (1)	63		59		122	118
Interest expense net of capitalized interest	96		80		186	151
Interest of mandatorily redeemable preferred security holder	7		7		12	13
Amortization of debt discount and expense	4		3		8	6
Amortization of interest capitalized	2		1		3	2

Adjusted earnings	$19		$45		$(96)	$(92)

Fixed charges:

Rent expense representative of interest (1)	$63		$59		$122	$118
Interest expense net of capitalized interest	96		80		186	151
Interest of mandatorily redeemable preferred security holder	7		7		12	13
Amortization of debt discount and expense	4		3		8	6
Capitalized interest	6		9		13	17

Fixed charges	$176		$158		$341	$305

Ratio of earnings to fixed charges	—	(2)	—	(3)	— (2)	— (3)

(1)     Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)     Earnings were inadequate to cover fixed charges by $157 million and $437 million for the three and six months ended June 30, 2002, respectively.

(3)     Earnings were inadequate to cover fixed charges by $113 million and $397 million for the three and six months ended June 30, 2001, respectively.